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                              UNITED STATES PRIVATE
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                (Amendment No.   )*

                                -----------------

                         MENTOR CAPITAL CONSULTANTS, INC.
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                             W. Michael Bissonnette
                         Mentor Capital Consultants, Inc.
                         4940 Pearl East Circle, Suite 104
                             Boulder, Colorado 80301
                                (303) 444-7755
          (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  July 5, 2001
              (Date of Event which Requires Filing of this Statement)

                                -----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: None                                                Page 2 of 4 Pages
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

                                   Diane Paoli

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)[_]
    (b)[_]

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3.  SEC Use Only

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4.  Citizenship or Place of Organization:               United States

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                        5.  Sole Voting Power:          1,250,000 Shares

Number of               --------------------------------------------------------
Shares Bene-
ficially                6.  Shared Voting Power:        None
Owned by Each
Reporting               --------------------------------------------------------
Person With
                        7.  Sole Dispositive Power:     1,250,000 Shares

                        --------------------------------------------------------

                        8.  Shared Dispositive Power:   None

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                1,250,000 Shares

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)  [_]

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11. Percent of Class Represented by Amount in Row (9):  8.0%

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12. Type of Reporting Person (See Instructions):        IN

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13. Check the appropriate box to designate rule pursuant to which Schedule is filed:

    [_] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [_] Rule 13d-1(d)



CUSIP No.: None                                                Page 3 of 4 Pages
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Item 1.

    Item 1(a)  Name of Issuer:

        Mentor Capital Consultants, Inc.

    Item 1(b)  Address of Issuer's Principal Executive Offices:

        4940 Pearl East Circle, Suite 104
        Boulder, Colorado 80301

Item 2.

    Item 2(a)  Name of Person Filing:

        Diane Paoli

    Item 2(b)  Address or Principal Business Office, or, if none, Residence:

        202 State Street A
        Santa Barbara, California 93101

    Item 2(c)  Citizenship:

        United States

    Item 2(d)  Title of Class of Securities:

        Common stock, par value $0.0001 per share

    Item 2(e)  CUSIP No.:

        None

Item 3.

        Not Applicable

Item 4.  Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    a.  Amount Beneficially Owned:  1,250,000 Shares

    b.  Percent of class:8.0%

    c.  Number of shares as to which such person has:

        i.  Sole power to vote or direct the vote:  1,250,000 Shares

        ii. Shares power to vote or direct the vote:    None

        iii.Sole power to dispose or direct the disposition of: 1,250,000
            Shares

        iv. Shared power to dispose or direct the disposition of:   None


CUSIP No.: None                                                Page 3 of 4 Pages
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Item 5. Ownership of 5% or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of secrities, check the following. [_]

Item 6. Ownerhip of More than 5 Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Dated:  July 13, 2001



                                                    /S/ DIANE PAOLI
                                             -------------------------------
                                                      Diane Paoli